EXHIBIT A.IV – COMPENSATION OF THE MANAGERS

(as Item 8 to Exhibit C to CVM Resolution 80/22)

8.       Compensation of the managers

8.1 – Describe the compensation policy or practice for the board of directors, board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects

(a) Purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found

The compensation practice for the members of the Board of Directors, the statutory and non-statutory board of officers and the Fiscal Council is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market, seeking to attract and retain the right people necessary to conduct the business. In this sense, the Company adopts a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained for the management of the Company, and the interests of the management are aligned with those of shareholders.

The Company has a "Compensation and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. Such policy establishes guidelines for determining compensation only for members of the Company’s statutory board of officers (“Board of Officers”) and may be found on the CVM website and at the following electronic address: https://ri.ambev.com.br, by clicking initially on the section “Corporate Governance”, then in “Policies, and Codes and Regulations”, select “Compensation Policy for the Board of Officers” and, finally, click on the link to access the document.

There is no policy formally approved for the compensation of the non-statutory board of officers, the Board of Directors and its advisory committees, nor the Fiscal Council.

(b)       Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

(i)       The bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

In addition to the CEO and the People and Management area of the Company, as described in subitem (ii) below, generally the People Committee and the Board of Directors participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company.

The People Committee is composed of at least three (3) and at most six (6) members, the majority of whom must be members of the Board of Directors, and is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. In addition, the People Committee is responsible for decisions regarding the management of the Stock Option Plan (“Option Plan”) and the Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”) to the extent that they apply to employees in general, including the approval of grants and concessions directed to employees.

On the other hand, the Board of Directors is responsible for deciding on the recommendations of the People Committee and determining the individual compensation of the members of the Management of the Company, subject to the annual global limit set by the Shareholders’ General Meeting, as well as determining the general criteria for compensation, granting options / granting shares within the scope of the Plans, and benefits (indirect benefits, profit sharing, among others) of the managers and presidents of the Company’s business units, besides discussing and approving annual goals of such executives, as well as validating them at the end of each fiscal year. For more information about the Plans, please refer to item 8.4 of the Reference Form.

It should be noted that the members of the Board of Directors and of the People Committee abstain from voting on the definition of their individual compensation, in order to not participate in the decision-making process, avoiding any possible conflict of interests. Similarly, no Officer participates in the decision-making process or resolves their own compensations.

(ii)       Criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors and the members of advisory committees of the Board of Directors who receive compensation, under the terms of this item 8, is defined based on market studies intended to guarantee the alignment of Company’s practices with the best available references and maintain the competitiveness of its compensation strategy. Said studies rely on a sample composed by large publicly held companies (i.e., companies that have net revenue exceeding R$10 billion reais per year) aiming to identify the practice of such companies in all different compensation components, considering the business model, risks and complexity of activities to be performed by the managers.

Additionally, the individual compensation of the members of the Board of Directors is updated annually based on the IPCA variation. All directors receive the same compensation, except that (i) the directors who are directly compensated by Anheuser-Busch InBev S.A./N.V. – ABI (“Controlling Shareholder” or “ABI”), including the alternate members, do not receive any additional fees from the Company; and (ii) a director compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is also defined based on market studies, using as reference the average of the group of companies classified as “first-moving consumer goods” (i.e., regardless of the size of revenue and if publicly held companies). In addition, the Company relies on the Hay evaluation methodology to define the positions and salary range of Officers.

Without prejudice to the evaluation by the People Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are also analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO before being presented for evaluation by the People Committee to subsequently be submitted for consideration by the Board of Directors.

(iii)       How often and how does the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the People Committee evaluates the attraction and retention practice of the Company’s talents, including analyzing if there is a need to adapt the compensation practices adopted. By reporting the results of such evaluation to the Board of Directors, if deems it necessary, the People Committee may propose adjustments to these practices. The Board of Directors annually analyzes the results of the evaluation made by the People Committee to decide on possible adjustments to adapt the compensation practice adopted by the Company.

In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options, or stock to be granted to such executive, are reviewed and validated by the Board of Directors annually.

(c)       Structure of the compensation, appointing:

(i)       description of the compensation elements, including, in relation to each one of them: their purposes and alignment with the issuer’s short, medium and long-term interests; its proportion in the total compensation in the last three fiscal years; its methodology for calculation and restatement; and main performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues.

Pursuant to art. 152, of Law No. 6,404/1976, and article 15, §1, of Company’s Bylaws, the global amount of the Company’s managers’ compensation is fixed annually by the Shareholders’ General Meeting, the compensation being distributed among the bodies by the Board of Directors, as advised by the People Committee, in line with what is described in subitem (b) above.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is a fixed compensation, in the form of compensation for management services rendered, which is in line with market average, as described in subitem (b)(ii) above; and includes direct and indirect benefits, such as medical and dental care, granted through Zerrenner Foundation (i.e., they do not consist in Company’s expenses and are not considered for the purposes of direct and indirect benefits of the latter). In the fiscal years ended December 31, 2022 and December 31, 2023, one member of the Board of Directors was also entitled to a variable compensation, as described below, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments.

The members of the Board of Directors are not entitled to compensation for participation in committees.

Additionally, certain members of the Board of Directors participate in a private pension fund offered by the Company, to which the Company also makes partial contributions, as described in item 8.14 of the Reference Form. The members of the Board of Directors are not entitled to post-employment benefits.

b) Board of Officers

The Board of Officers have their compensation divided into fixed and variable components, i.e.: (i) the base salary (the fixed component) in line with market average, as described in subitem 8.1(b)(ii) above, plus the benefits indicated below, (ii) the variable compensation paid in the form of profit sharing / bonus, as described below, and Share Value Rights (in the case of executives identified as having high potential for the long term), and (iii) the long-term incentives consisting of share-based compensation.

The members of the Board of Officers are not entitled to compensation for participation in committees.

Within the context of the share-based compensation, the members of the Board of Officers are offered options and/or shares granted within the scope of the Plans. The goal of this portion of the compensation, together with the variable compensation, is to stimulate the alignment of interests for generating long-term value for the Company.

The officers are also entitled to the benefits equivalent to those provided for in the benefits policy of the Company, pursuant to item 10.3(b) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost, afforded by the Zerrenner Foundation, as well as representation funds, which consist of cost allowance paid by the Company to employees, due to transfers between companies and cities, as well as education allowance.

Additionally, certain members of the Board of Officers participate in a private pension fund offered by the Company, to which the Company also makes partial contributions, as described in item 8.14 of the Reference Form. The members of the Board of Officers are not entitled to other post-employment benefits.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Annual Shareholders’ Meetings. The compensation paid to each member should not be lower than 10% of the compensation assigned to an Officer, considering the average amount received by the Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties. The members of the Fiscal Council are not entitled to receive direct or indirect benefits, post-employment benefits or benefits motivated by the termination of office, compensation for participation in committees or variable compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

d) Committees

All members of the Governance Committee, the People Committee and Operations and Finance Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, exclusively receive annual fixed fees aligned with the market average, and annually updated based on the IPCA variation, and are not entitled to receive any benefits (direct or indirect benefits, post-employment benefits or benefits motivated by the termination of office), variable compensation or share-based compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties.

Purposes and alignment with short, medium and long-term interests

The compensation form for the Company’s Management bodies described above seeks to encourage the Company’s managers to pursue the best profitability of the projects developed by it, in order to align the interests of the managers with those of the Company.

For the short term, the fixed compensation of the Company’s management is a compensation based on market research, as described in subitems (b)(ii) and (c)(i) above, but as the segment cycle in which the Company operates in is the segment of medium and long-term, the alignment of the compensation to the interests of the Company, considering the medium and long term, is verified by means of granting a substantial portion of compensation related to those periods, i.e., of the variable compensation and the share-based compensation.

The medium-term income is aligned with the compensation practice of the Company as to the payment of bonus/profit sharing, which compose the compensation of the Company’s Board of Officers and Board of Directors. In this case, the income of the Company and of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Plans require a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods and/or the restriction on the sale of corresponding shares, conditioning the exercise and acquisition to the continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once, strictly speaking, the delivery of the Company’s shares is contingent upon the executive tenure with the Company during a vesting period of no less than three years, subject to the exceptions provided for in item 8.4 below.

Share Value Rights (as defined in item 8.4 below), granted to certain elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders by encouraging appreciation of the shares in the long term.

As such, it is understood that the compensation practice of the Company is totally aligned with the monitoring of its performance, which, therefore, reaffirms the sharing of the risk and the potential profits between the management and the Company.

Proportion in total compensation for the past three fiscal years

The table below shows the expected proportion of each element in the total compensation structure for the past three fiscal years:

2024	Board of Directors	Statutory Board of Officers	Non-Statutory Board of Officers	Fiscal Council	Committees
Wage or directors' fees	42,66%	15,64%	26,99%	100%	100%
Fees	42,66%	14,24%	20,46%	100%	100%
Direct and indirect benefits	0,00%	1,41%	6,53%	-	-
Variable Compensation	0,00%	19,73%	22,59%	-	-
Share-based compensation, including stock options	57,34%	64,63%	50,42%	-	-

2023	Board of Directors	Statutory Board of Officers	Non-Statutory Board of Officers	Fiscal Council	Committees
Wage or directors' fees	43,08%	19,26%	25,94%	100%	100%
Fees	43,08%	17,46%	18,91%	100%	100%
Direct and indirect benefits	0,00%	1,80%	7,04%	-	-
Variable Compensation	6,15%	18,26%	17,75%	-	-
Share-based compensation, including stock options	50,77%	62,48%	56,31%	-	-

2022	Board of Directors	Statutory Board of Officers	Non-Statutory Board of Officers	Fiscal Council	Committees
Wage or directors' fees	33,40%	23,24%	27,81%	100%	100%
Fees	33,40%	20,27%	20,61%	100%	100%
Direct and indirect benefits	0,00%	2,96%	7,20%	0%	0%
Variable Compensation	18,10%	22,95%	15,44%	0%	0%
Share-based compensation, including stock options	48,50%	53,81%	56,75%	0%	0%

With respect to the Board of Officers (as for the Board of Directors in the fiscal years ended in 2022 and 2023), the proportion of the elements of compensation described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

As mentioned earlier, the compensation of the members of the Fiscal Council is 100% fixed on annual fees and they are reimbursed for their travels and lodging expenses required for the performance of their duties.

Also, as already mentioned, the members of the Board of Directors advisory Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees.

Methodology for calculation and restatement

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is reviewed periodically based on market studies carried out as described in sub-item (b)(ii) above and according to the terms of subitem (c)(ii) below, in addition to being periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific differentiation objectives in relation to the market.

The portions of the management’s fixed individual compensation may be readjusted annually according to the adopted indexes and negotiated in accordance with the relevant methods and agreements.

The variable compensation, in the form of bonus/profit sharing, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved. For calculating variable compensation in the form of Share Value Rights, please refer to item 8.4 below.

Regarding the share-based compensation, for determination of the amount of stock options granted under the Option Plan, as well as for a description of the calculation methodology related to the Stock Plan, please refer to items 8.4 and 8.12 below.

Both for purpose of fixed compensation and for purpose of variable compensation and granting stock options / shares, the achievement of annual targets as well as other results delivered in the year, meritocracy criteria, seniority level and expertise of the executive may be taken into consideration.

Please refer to sub-item (d) below for further information.

Key performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues

The key performance indicators for purposes of defining the variable compensation of the Board of Officers based on the achievement of goals either for the Company or its management are EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies.

Additionally, as already shown in item 1.9.(e) of the Company’s Reference Form, the key sustainability performance indicators represent an important step towards the integration of the subject in the business strategy of the Company. In this regard, the variable compensation of the Officers is directly impacted by indicators relating to sustainability, focusing in the following pillars: environment: (including climate change, renewable energy, reduction of water consumption and expansion of regenerative agriculture), reputation (responsible consumption), governance (including generation of income and employment opportunities, level of service and consumer satisfaction, and engagement of Company’s employees).

The variable compensation (bonus/profit sharing) to which the members of the Board of Officers are entitled is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved. It is worth noting that such criteria were also applicable in relation to the Board of Directors, to the extent that certain members were entitled to such variable remuneration in the fiscal years 2022 and 2023.

(ii)       Reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results of the Company. On this regard, the Company secures a fixed compensation based on market research, as described in subitens (b)(ii) and (c)(i), however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

With stock-based compensation being one of the components of the compensation of the members of the Board of Directors and the Board of Officers encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s stock options or shares by its managers, with restrictions on sale or delivery, contingent upon continued tenure with the Company for a certain period of time. Also, within the context of the Stock Plan, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, the Company has adopted, for certain members of the Board of Officers deemed strategic and with high performance potential, the granting of Share Value Rights (as defined in item 8.4 below), enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued tenure of executives with the Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talents and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that their members are duly rewarded to perform their duties.

(iii)       The existence of members who do not receive compensation and the reason for that

The alternate members and four sitting members of the Board of Directors do not receive compensation from the Company. Such members receive compensations by the Controlling Shareholder of the Company, for the exercise of their duties as managers of the Controlling Shareholder..

(d)       Existence of compensation borne by direct or indirect subsidiaries or controlling companies

Except as provided for in item (c)(iii) above, the other members of the Board of Directors, the Fiscal Council, the Board of Officers and the Advisory Committees of the Company do not receive any compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders of the Company.

(e)       Existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event. The options/shares programs under the Plans do not have any provision regarding early vesting, acceleration of exercise or delivery of options / shares, as applicable, if any corporate event – including a transfer of control of the Company – occurs.

8.2 – Regarding the compensation recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors, board of officers and fiscal council

Total compensation expected for the current Fiscal Year as of 12/31/2025 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	13,00	13,00	6,00	32,00
No. of members receiving compensation	7,00	13,00	6,00	26,00
Annual Fixed Compensation
Salary/fees	9.744.420	26.577.024	2.455.546	38.776.990
Direct and indirect benefits	-	1.244.917	-	1.244.917
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	35.461.350	-	35.461.350
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	2.411.936	-	2.411.936
Termination of office	-	-	-	-
Share-based compensation, including stock options	14.184.292	159.924.620	-	174.108.912

Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	23.928.712	23.928.712	2.455.546	252.004.105

Total compensation expected for the current Fiscal Year as of 12/31/2024 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	13,00	13,00	6,00	32,00
No. of members receiving compensation	7,00	13,00	6,00	26,00
Annual Fixed Compensation	-	-	-	-
Salary/fees	8.368.507	19.471.560	2.210.859	30.050.925
Direct and indirect benefits	-	384.000	-	384.000
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	26.980.566	-	26.980.566
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-

Description of other variable compensation	-	-	-	-
Post-Employment	-	1.537.973	-	1.537.973
Termination of office	-	-	-	-
Share-based compensation, including stock options	11.250.026	88.400.834	-	99.650.860
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	19.618.533	136.774.933	2.210.859	158.604.325

Total compensation for the Fiscal Year as of 12/31/2023 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	12,67	13,50	6,00	32,17
No. of members receiving compensation	7,33	13,50	6,00	26,83
Annual Fixed Compensation				-
Salary/fees	8.083.563	19.943.955	2.128.919	30.156.437
Direct and indirect benefits	-	633.581	-	633.581
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1.153.777	20.852.138	-	22.005.914
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-

Post-Employment	-	1.423.077	-	1.423.077
Termination of office	-	-	-	-
Share-based compensation, including stock options	9.526.887	71.355.824	-	80.882.711
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	18.764.227	114.208.575	2.128.919	135.101.720

Total compensation for the Fiscal Year as of 12/31/2022 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	12,00	14,00	6,00	32,00
No. of members receiving compensation	8,00	14,00	6,00	28,00
Annual Fixed Compensation	-	-	-	-
Salary/fees	7.630.060	19.329.127	1.996.508	28.955.695
Direct and indirect benefits	-	1.797.817	-	1.797.817
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	4.134.554	21.883.874	-	26.018.428
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	1.027.315	-	1.027.315
Termination of office	-	-	-	-
Share-based compensation, including stock options	11.079.641	51.297.067	-	62.376.708

Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	22.844.255	95.335.200	1.996.508	120.175.963

8.3 – Regarding the variable compensation for the past three fiscal years and that expected for the current fiscal year of the Board of Directors, Board of Officers and Fiscal Council

Fiscal Year: 12/31/2025

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	13,00	13,00	6,00	32,00
No. of members receiving compensation	0,00	13,00	0,00	13,00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	-	3.503.875	-	3.503.875
Maximum amount according to compensation plan	-	35.461.350	-	35.461.350
Amount provided for in compensation plan in case the targets are met	-	27.161.821	-	27.161.821

Fiscal Year: 12/31/2024

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	13,00	13,00	6,00	32,00
No. of members receiving compensation	0,00	13,00	0,00	13,00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	-	5.571.099	-	5.571.099
Maximum amount according to compensation plan	-	31.179.036	-	31.179.036
Amount provided for in compensation plan in case the targets are met	-	23.867.914	-	23.867.914
Amount effectively recognized in the income statement for the fiscal year	-	26.980.566	-	26.980.566

Fiscal Year: 12/31/2023

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12,67	13,50	6,00	32,17
No. of members receiving compensation	1,00	13,00	0,00	14,00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-

Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	348.840	6.620.706	-	6.969.546
Maximum amount according to compensation plan	1.751.040	34.230.348	-	35.981.388
Amount provided for in compensation plan in case the targets are met	1.409.040	26.742.460	-	28.151.500
Amount effectively recognized in the income statement for the fiscal year	1.153.777	20.852.138	-	22.005.914

Fiscal Year: 12/31/2022

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12,00	14,00	6,00	32,00
No. of members receiving compensation	1,00	14,00	0,00	15,00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	935.298	7.141.711	-	8.077.009
Maximum amount according to compensation plan	4.200.637	38.490.063	-	42.690.700
Amount provided for in compensation plan in case the targets are met	3.084.843	23.555.117	-	26.639.960
Amount effectively recognized in the income statement for the fiscal year	4.134.554	21.883.874	-	26.018.428

8.4 – Regarding the share-based compensation plan for the board of directors and the board of officers, in force in the past fiscal year and expected for the current fiscal year, describe

(a)                General terms and conditions

Option Plan

The Company welcomed the Stock Option Plan as it succeeded Companhia de Bebidas das Américas – Ambev through a merger. The Option Plan provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Until 2019, under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) were eligible to receive stock options of the Company or American Depositary Receipts (“ADRs”) based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. As of 2020, however, Ambev ceased to grant its employees and senior management stock options recognized according to the accounting treatment determined by IFRS 2/CPC 10 – Share-Based Payment. Nevertheless, there are stock options granted in previous periods that are already exercisable, but not yet expired and remain valid within the scope of the programs issued according to the Option Plan and are, therefore, subject to the accounting treatment provided for in the aforementioned standard. On the date hereof, approximately 538 people, including managers and employees, hold stock options for shares of the Company considering all the programs of the Option Plan together, among these, six members of the Board of Directors and ten members of the Board of Officers.

Additionally, as of 2020, within the scope of the Option Plan, some members of the Company’s Management and of its subsidiaries who receive profit sharing/cash bonus have the option - depending on their positions - of choosing to allocate part or all of the amounts received, in such capacity, upon purchase of the Company’s shares.

These shares are called “voluntary shares” and are granted within the scope of the Option Plan. As a rule, voluntary shares are entitled to dividends from the grant date and are subject to a transfer restriction period (lock-up) of three to five years and are granted at market value.

The members of the Management who invest in voluntary shares also receive one and a half times the corresponding number of shares for each voluntary share purchased, up to a total percentage limited to each employee’s variable compensation. The corresponding shares are delivered in the form of Restricted Shares (definition below), also called “matching shares”, which are also subject to a vesting period from three to five years. In addition to the Restricted Shares, they also receive an additional amount related to the applied discount of up to 20%. The discount is made in the form of “discounted shares”, which are also delivered as Restricted Shares and are also subject to a vesting of three to five years.

Share Value Right (Phantom Stocks)

The Company also welcomed, for having succeeded Companhia de Bebidas das Américas – Ambev through a merger, the long-term incentive granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Value Rights”). Such incentive is beyond the scope of the Option Plan and the Stock Plan since it does not involve settlement by the granting of shares or share acquisition option. Within the scope of the Share Value Rights program, each beneficiary will receive two separate lots of Share Value Rights – (lot A and lot B), as the case may be, in which each Share Value Right will correspond to a share or ADR, as the case may be, subject to vesting periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or New York Stock Exchange (“NYSE”), respectively, at the trading session immediately before the end of such vesting periods. The Share Value Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Value Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares” or “Performance Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares or Performance Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares or Performance Shares and rules applicable in case of termination of the employment contract. In 2022, the Board of Directors delegated to the People Committee the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

The delivery of the Restricted Shares and Performance Shares is exempt from financial consideration.

Additionally, on some occasions, ABI employees and managers are transferred to the Company. In such cases, the cost (“compensation cost”) related to options to acquire shares and restricted shares of ABI is recognized in the income statement as a contra entry to equity, proportionally to the period after the transfer to the Company. At the time of delivery of the equity instruments, said amount is reimbursed to ABI.

Conversely, when employees and Managers who hold options to acquire shares and Restricted Shares of the Company are transferred to ABI, the compensation cost is recognized by the Controlling Company proportionally to the period after the transfer, so that the Company is also reimbursed at the time of delivery of its equity instruments to ABI employees and managers.

(b)       Date of approval and responsible body

The Option Plan was approved at the Company’s Extraordinary General Meeting held on July 30, 2013, as part of the succession, through the merger of Companhia de Bebidas das Américas – Ambev with and into the Company.

The Company also welcomed, as it succeeded Companhia de Bebidas das Américas – Ambev through a merger, the long-term incentive of Share Value Rights, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011.

The Stock Plan was approved at the Company’s Extraordinary General Meeting held on April 29, 2016, and amended by the Extraordinary General Meeting held on April 24, 2020.

(c)       Maximum number of shares covered

The Stock Plan sets that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock as determined on April 24, 2020.

(d)       Maximum number of options to be granted

The Option Plan does not provide the maximum number of options potentially covered by the plan, being the responsibility of the Board of Directors to establish the maximum number of options per program, upon the approval of each program.

(e)       Conditions to acquire shares

In the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1 and 2025.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant, the exercise price of the options must be paid on demand on the grant date (or within five business days), although a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of three to five years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. The exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Value Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, , 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9 and 2025.1, within the scope of the Stock Plan, the granting of shares was made free of charges and such shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals, except in the programs of Performance Shares, which establish that, in addition to the conditions described above, the Performance Shares will only be delivered to participants after the end of the vesting period if a performance test in comparison to other companies in the consumer goods sector criteria are met according to rules to be defined in the respective program.

(f)       Criteria to set the acquisition or exercise price

In relation to the Options Plan, there is no acquisition price for the options, which are granted free of charge. The price of the exercise of the shares arising from the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1, and 2025.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date.

The Share Value Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the vesting period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Value Right shall correspond to the right related to one share or ADR, as applicable.

Within the scope of the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9 and 2025.1, according to the Stock Plan, the granting of shares shall be made free of charge to the participants, provided that the reference price of each restricted share will correspond to the quotation of the Company’s shares traded at B3 on the trading session immediately before the grant date, under the terms of the Stock Plan and of the relevant program.

(g)       Criteria to set the term for acquisition or exercise

Within the scope of the Option Plan, according to the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1, 2023.1,2024.1 and 2025.1, the participants received the grant of single lots that may be exercised, in total or in part, within 45 days from the granting date, all subject to a minimum lock-up period of three to five years, as the case may be. The criteria used in the establishment of said terms considers the short, medium and long-term goals of this incentive form.

With regard to the Share Value Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9 and 2025.1, the delivery of Restricted Shares or Performance Shares will be made after the lock-up period of three to five years, as the case may be.

(h)       Form of settlement

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid in full, on demand upon the exercise of the options within a period of up to five business days as of their exercise date, depending on the program.

The Share Value Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, the Restricted Shares and Performance Shares shall be delivered by the Company to the respective participant, free of charge, within 30 days counted as from the expiry of the respective vesting period, provided that the terms and conditions established in the respective programs are observed. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

(i)       Restrictions to the transfer of shares

In the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1 and 2025.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, three or five years counted as from the date of granting the options.

Share Value Rights incentive by the Company does not involve the delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “g” above.

Within the scope of the Stock Plan, according to the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9 and 2025.1, after the expiry of the vesting period of three or five years, the delivered shares will be free and clear, and may be transferred at any time.

(j)       Criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options and restricted shares will be subject to the rules established by the Board of Directors on this matter.

(k)       Effects of withdrawal of a manager from the bodies of the issuer on the rights provided under share-based compensation plan

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

We described below the main rules applicable to these cases, in relation to the programs in force.

Programs (Option Plan)

- Programs 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5:

For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete calendar months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period established in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1 and 2025.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares, or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Value Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Value Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Value Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Value Rights shall be canceled and terminated by operation of law; and (b) severance between five and ten years of grant date anniversary: - the Share Value Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Value Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods established in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Value Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Programs (Stock Plan)

- Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9 and 2025.1

As a general rule, the aforementioned programs establish that, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive the respective Restricted Shares or Performance Shares (as applicable) that are not free for delivery to the participant, except in the cases (or in some of the cases) set forth in items (a) to (d) below (“Exceptions”).

It should be noted that the transfer restrictions on the shares, provided for in the programs, will remain in force if any Exceptions are applied, except in the case set forth in item “d.1” below.

a) Severance Without Cause

(a.1) Resignation or Termination of Term of Office without Cause – Board of Directors

Rule applicable to the programs intended to the Company’s Board of Directors, subject to the Conditions for Exceptions (defined below).

Pursuant to a decision approved by the unpaid members of the Company’s Board of Directors at a meeting held on April 25, 2023, in case of non-reelection or termination without cause of the term of office of a member of the Company’s Board of Directors (who is a participant in one or more of the programs mentioned above) during the vesting period, such participant will receive the Restricted Shares that are not free for delivery at the time of the severance.

(a.2) Involuntary Dismissal Without Cause – Board of Officers

Rule provided for in the Programs 2019.1, 2019.3, 2020.1, 2021.2, 2022.1, 2022.2, 2022.3, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.8, 2024.9 and 2025.1.

If the severance occurs due to involuntary dismissal without cause after 24 months after the grant date, and provided that the Conditions for Exceptions are observed, the participant will receive the Restricted Shares or Performance Shares, as applicable, on a pro-rata basis (description below).

Specifically in the Program 2019.6, in case of severance due to involuntary dismissal without cause, with respect to the Restricted Shares that are not free for delivery, the participant will receive the shares on a pro-rata basis in the following events, provided that the Conditions for Exceptions are observed:

(1) if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), or

(2) if the severance occurs after 24 months after the date of grant of the shares.

(b) Severance after 70 years combined (i.e., sum of age plus length of service at the Company on the severance date)

Rule provided for in all programs, except in the Programs 2019.6, 2020.5, 2022.10, 2023.4, 2023.10 and 2023.11.

With respect to the Restricted Shares or Performance Shares, as applicable, that are not yet free for delivery, in case of severance after 70 years combined, the participant will receive the shares on a pro-rata basis in the following events, provided that the Conditions for Exceptions are observed:

(b.1) if the severance occurs before 24 months after granting and the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible); or

(b.2) if the severance occurs after 24 months after the grant date.

(c) Severance after reaching 80 years combined (i.e., sum of age plus length of service at the Company on the severance date)

Rule provided for in all programs, except in the Programs 2019.6, 2020.5, 2022.10, 2023.4, 2023.10 and 2023.11.

Provided that the Conditions for Exceptions are observed, in case of severance after 80 years combined, the participant will receive the Restricted Shares or the Performance Shares, as applicable, that are not yet free for delivery.

(d) Death and Permanent Disability

Rule provided for in all programs.

(d.1) In case of death of the participant, his/ her heir / successor will immediately receive the Restricted Shares or Performance Shares, as applicable, that are not yet free for delivery pursuant to the programs, and all shares will be free and clear for sale at any time.

(d.2) Provided that the Conditions for Exceptions are observed, the participant severed in case of permanent disability will receive the Restricted Shares or the Performance Shares, as applicable.

- Conditions - Exceptions

The Exceptions will only apply if the following conditions are met (“Conditions for Exceptions”):

(i)       if the termination of the participant’s employment agreement or term of office at the Company was without cause (provided that, specifically for the Exception set forth in item “a.2” above, the participant will only be entitled to pro-rata in case of involuntary severance and without cause);

(ii)       specifically in the cases established in item “a.1”, only the participants members of the Board of Directors as from April 25, 2023 onwards will be eligible;

(iii)       if the participant signs and complies with the non-compete agreement entered with the Company, under the terms established by the Board of Directors (except in the event set forth in item “d.1” above); and

(iv)       specifically in relation to the programs involving Performance Shares, if the performance criteria established in the respective programs are met.

- Pro-Rata Calculation

Once the Conditions for Exceptions are met and the terms set forth in each program are observed, the Restricted Shares or Performance Shares, as applicable, to be delivered to the participants on a pro-rata basis, will be equivalent to the result of the Restricted Shares / Performance Shares held by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office, for the period between the grant date and the respective termination of the relationship with the Company (which will always be less than 36 or 60 months), divided by 36 or 60, depending on the program.

8.5 – Regarding the share-based compensation in the form of stock options recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors and the board of officers

Fiscal Year: 12/31/2025

	Board of Directors	Statutory Board of Officers
No. of Members	13,00	13,00
No. of members receiving compensation	0,00	0,00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	18,34	18,10
(b) Options lost and expired during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0,0187%	0,0313%

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Officers
No. of Members	13,00	13,00
No. of members receiving compensation	4,00	8,00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	18,34	18,10
(b) Options lost and expired during the fiscal year	16,85	16,85
(c) Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0,0217%	0,0347%

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Officers
No. of Members	12,67	13,50
No. of members receiving compensation	5,00	8,00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	18,06	17,96
(b) Options lost and expired during the fiscal year	17,56	17,18
(c) Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0,0267%	0,0392%

Fiscal Year: 12/31/2022

	Board of Directors	Statutory Board of Officers
No. of Members	12,00	14,00
No. of members receiving compensation	7,00	10,00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	17,80	18,01
(b) Options lost and expired during the fiscal year	17,20	17,48

(c) Options exercised during the fiscal year	-	-
Potential dilution in case of exercise of all outstanding options	0,0179%	0,0302%

8.6 - Regarding each grant of stock options carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers

The Company did not offer new grants of stock options that have been recognized in the results of the last 3 fiscal years pursuant to CPC 10 – Share-Based Payment and does not foresee grants under these terms for the current fiscal year.

8.7 - Regarding the outstanding options of the Board of Directors and the Board of Officers at the end of the past fiscal year

12/31/2024 Part I/II	Board of Directors	Statutory Board of Officers	Statutory Board of Officers	Board of Directors	Statutory Board of Officers	Statutory Board of Officers	Board of Directors
Total number of members	13,00	13,00	13,00	13,00	13,00	13,00	13,00
No. of members receiving compensation	3	8	2	2	8	2	2
Grant Date	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/22/2016	12/01/2017
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-
Date on which they may be exercised	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021	12/01/2022
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	463.915	322.123	211.136	468.212	679.917	350.671	418.848
Maximum term for exercise	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	18,64	18,64	18	17,15	17,15	16,34	20,56
Fair value of options on the last day of the fiscal year	0,52	0,52	0,67	0,64	0,64	0,94	1,87
Fair value of the total of options on the last day of the fiscal year	243.361	168.980	140.889	298.234	433.083	329.006	782.264

12/31/2024 Part II/II	Statutory Board of Officers	Statutory Board of Officers	Board of Directors	Statutory Board of Officers	Statutory Board of Officers	Board of Directors	Statutory Board of Officers

Total number of members	13,00	13,00	13,00	13,00	13,00	13,00	13,00
No. of members receiving compensation	8	1	4	7	1	4	8
Grant Date	12/01/2017	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019	12/02/2019
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-

Date on which they may be exercised	12/01/2022	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024	12/02/2024
Maximum term for exercise	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	882.994	229.367	799.033	816.247	347.315	1.032.919	1.853.426
Maximum term for exercise	12/01/2027	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	20,56	22,4	16,92	16,92	18,15	18,05	18,05
Fair value of options on the last day of the fiscal year	1,87	1,71	2,02	2,02	2,02	2,92	2,92
Fair value of the total of options on the last day of the fiscal year	1.649.128	392.993	1.615.454	1.650.257	702.188	3.017.160	5.413.863

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

8.8 - Regarding the options exercised relating to the share-based compensation of the board of directors and the board of officers, in the past three fiscal years

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13,00	13,00
Number of members receiving compensation	0,00	0,00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0,00	R$ 0,00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0,00	R$ 0,00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0,00	R$ 0,00

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12,67	13,50
Number of members receiving compensation	0,00	0,00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0,00	R$ 0,00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0,00	R$ 0,00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0,00	R$ 0,00

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2022

	Board of Directors	Statutory Board of Officers
Total number of members	12,00	14,00
Number of members receiving compensation	0,00	0,00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0,00	R$ 0,00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0,00	R$ 0,00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0,00	R$ 0,00

8.9 - Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in income of the past three fiscal years and that expected for the current fiscal year, of the board of directors and the board of officers

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Forecast for the current fiscal year (2025)

	Board of Directors	Statutory Board of Officers
Total number of members	13,00	13,00
Number of members receiving compensation	7,00	13,00
Potential dilution in case of granting of all shares to the beneficiaries	0,0163%	0,1635%

The dilution estimate presented above considers the shareholding position of the Company on 12/31/2024 as a basis.

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13,00	13,00
Number of members receiving compensation	7,00	13,00
Potential dilution in case of granting of all shares to the beneficiaries	0,0180%	0,1384%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12,67	13,50
Number of members receiving compensation	7,00	13,00
Potential dilution in case of granting of all shares to the beneficiaries	0,0170%	0,1182%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2022

	Board of Directors	Statutory Board of Officers
Total number of members	12,00	14,00
Number of members receiving compensation	7,00	14,00
Potential dilution in case of granting of all shares to the beneficiaries	0,0177%	0,1119%

8.10 - Regarding each grant of shares carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers

(i) Amounts originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Grants of shares expected for the current fiscal year (2025)

	Board of Directors	Statutory Board of Officers
Total number of members	13,00	13,00
Number of members receiving compensation	7,00	13,00
Estimated grant date	03/01/2025 12/15/2025	03/01/2025 12/15/2025
Estimated number of shares granted (A)	328.564	10.804.275
Estimated maximum period for delivery of shares	03/01/2028 15/12/2030	03/01/2028 15/12/2028
Estimated restriction period for the transfer of shares	03/01/2028 12/15/2030	03/01/2028 12/15/2028
Fair value of shares on the grant date (B)	11,74	11,74
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	3.857.339	126.842.190

The information above is based on the best estimate of the Company’s Management considering the fiscal year ended in 2024. In addition, the shares fair value considers the market value of the Company’s shares in 12/31/2024.

Grants of shares for the fiscal year ended 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13,00	13,00
Number of members receiving compensation	7,00	13,00
Estimated grant date	03/01/2024 12/02/2024	03/01/2024 12/02/2024
Estimated number of shares granted (A)	355.832	5.407.449
Estimated maximum period for delivery of shares	03/01/2027 12/02/2027 12/02/2029	03/01/2027 12/02/2027 12/02/2029
Estimated restriction period for the transfer of shares	03/01/2027 12/02/2027 12/02/2029	03/01/2027 12/02/2027 12/02/2029
Fair value of shares on the grant date (B)	12,68	13,11
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	4.512.521	70.596.330

Grants of shares for the fiscal year ended 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12,67	13,50
Number of members receiving compensation	7,00	13,00

Grant date	03/06/2023 12/01/2023	03/06/2023 12/01/2023 12/18/2023
Number of shares granted (A)	565.259	6.323.228
Maximum period for delivery of shares	03/06/2026 12/01/2026 12/01/2028	03/06/2026 12/01/2026 12/18/2026 12/01/2028 12/18/2028
Restriction period for the transfer of shares	03/06/2026 12/01/2026 12/01/2028	03/06/2026 12/01/2026 12/18/2026 12/01/2028 12/18/2028
Fair value of shares on the grant date (B)	13,34	14,35
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	7.540.543	90.737.404

Grants of shares for the fiscal year ended 12/31/2022

	Board of Directors	Statutory Board of Officers
Total number of members	12,00	14,00
Number of members receiving compensation	7,00	14,00
Grant date	03/01/2022 12/01/2022	03/01/2022 12/01/2022 02/14/2022
Number of shares granted (A)	1.276.530	8.578.825
Maximum period for delivery of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Restriction period for the transfer of shares	03/01/2025 12/01/2027	03/01/2025 12/01/2025 12/14/2025 03/01/2027 12/01/2027 12/14/2027
Fair value of shares on the grant date (B)	15,52	15,70
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	19.818.124	134.725.521

8.11 - Regarding the shares delivered relating to the share-based compensation of the Board of Directors and the Board of Officers, in the past three fiscal years

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13,00	13,00
Number of members receiving compensation	2,00	13,00
Number of shares (A)	151.392	1.766.896
Weighted average acquisition price (B)*	18,64	17,50
Weighted average market price of the shares acquired (C)	12,72	13,17
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(897.510)	(7.639.222)

* The weighted average acquisition price was calculated based on the grant value divided by the number of Restricted Shares delivered by the Company under the Share Plan

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12,67	13,50
Number of members receiving compensation	2,00	11,00
Number of shares (A)	699.536	2.420.667
Weighted average acquisition price (B)*	18,16	16,74
Weighted average market price of the shares acquired (C)	14,21	14,08
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(2.759.993)	(6.430.538)

* The weighted average acquisition price was calculated based on the grant value divided by the number of Restricted Shares delivered by the Company under the Share Plan

Fiscal Year: 12/31/2022

	Board of Directors	Statutory Board of Officers
Total number of members	12,00	14,00
Number of members receiving compensation	0,00	2,00
Number of shares (A)	-	11.872
Weighted average acquisition price (B)*	-	17,21
Weighted average market price of the shares acquired (C)	-	15,26
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	-	(23.150,40)

* The weighted average acquisition price was calculated based on the grant value divided by the number of Restricted Shares delivered by the Company under the Share Plan

8.12 - Summary description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of shares and options, appointing

(a)       Pricing Model

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that the price of a share in the future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps of the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, starting from the expiration of the vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Value Rights, at the end of the vesting period of each lot, the number of Share Value Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Value Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Value Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the three or five-year grace period and provided that the participant maintains the employment and/or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 8.4.

(b)       Data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options granted until 2019 must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is the exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”).

Exercise Price

- Programs from 2010 to 2019

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company does not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, which was last fiscal year in which the Company granted stock options of shares considering the CPC-10 – Share-Based Payment and aligned with the methodology described in this item:

OPTION PRICING MODEL

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5,0%
Risk-free interest rate	7.8%

Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate. The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

(c) Method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, the Option Plan underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

(d) How the expected volatility is determined

As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in item “c” above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

(e) Has any other characteristic of the option been incorporated to the determination of its fair value

Other characteristics were not incorporated in the measurement of the fair value of the options.

8.13 - Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, board of officers or fiscal council, grouped by body

Instruments issued by Ambev – 12/31/2024
Body	No. Shares and ADRs	No. of Restricted Shares	No. Options	Total
Board of Directors	11.460.036	3.115.623	3.412.294	17.987.953
Statutory Board of Officers	4.760.522	23.837.653	5.463.829	34.062.004
Fiscal Council	-	-	-	-
Total	16.220.558	26.953.276	8.876.123	52.049.957

Instruments Issued by ABI – 12/31/2024
Body	No. Shares and ADRs	No. of Restricted Shares	No. Options	Total
Board of Directors	460.693	5.584.584	12.074.326	18.119.603
Statutory Board of Officers	18.820	917.759	3.277.397	4.213.976
Fiscal Council	-	-	-	-
Total	479.513	6.502.343	15.351.723	22.333.579

8.14 - Regarding the pension plans in force granted to the members of the board of directors and board of officers, provide the following information

Retirement Benefits	Board of Directors	Statutory Board of Officers
No. of members	13,00	13,00
No. of members receiving compensation	6,00	9,00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	1	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 30.972.269	R$ 9.820.068
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 2.246.473	R$ 1.537.973
Is there a possibility of early redemption and what are the conditions?	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Data relating to the members who held the respective positions on December 31, 2024.

8.15 - Indicate in the tables below, regarding the board of directors, the board of officers and the fiscal council, for the past three fiscal years, the following

Annual amounts

	Statutory Board of Officers			Board of Directors			Fiscal Council
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	31/12/2023	31/12/2022
No. of members	13,00	13,50	14,00	13,00	12,67	12,00	6,00	6,00	6,00
No. of members receiving compensation	13,00	13,50	14,00	7,00	7,33	8,00	6,00	6,00	6,00
Amount of the highest individual compensation(Reais)	42.274.451	30.929.473	25.226.847	13.111.146	12.998.750	14.155.409	491.302	473.093	443.668
Amount of the lowest individual compensation (Reais)	5.724.674	4.491.204	3.489.535	883.208	864.098	679.357	245.651	236.547	221.834
Average amount of the individual compensation (Reais) – total compensation of the body divided by the number of members receiving compensation	10.521.149	8.459.894	6.809.657	2.802.648	2.558.758	2.855.532	368.476	354.820	332.751

Notes:

Statutory Board of Officers
12/31/2024

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13,00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2023

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13,50 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2022

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (14,00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2024

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (7,00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2023

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (7,33 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2022

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (8,00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2024	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2023	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2022	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

8.16 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement, indicating the financial consequences for the issuer

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 7.7 of the Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 18, 2024 to November 18, 2025, with premium value of approximately US$ 68,000.00, for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 7.7 of the Reference Form.

8.17 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer’s income referring to members of the board of directors, board of officers or fiscal council who are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules dealing with this matter

Forecast for December 31, 2025
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	6,00	-	23.928.712	0%
Fiscal Council	-	-	2.455.546	0%
Statutory Board of Officers	-	-	225.619.847	0%
Total	6,00	-	252.004.105	0%
December 31, 2024
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	6,00	-	19.618.533	0%
Fiscal Council	-	-	2.210.859	0%
Statutory Board of Officers	-	-	136.774.933	0%
Total	6,00	-	158.604.325	0%
December 31, 2023
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	6,00	-	18.764.227	0%
Fiscal Council	-	-	2.128.919	0%
Statutory Board of Officers	-	-	114.208.575	0%
Total	6,00	-	135.101.720	0%
December 31, 2022
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	4,00	-	22.844.255	0%
Fiscal Council	-	-	1.996.508	0%
Statutory Board of Officers	-	-	95.335.200	0%
Total	4,00	-	120.175.963	0%

8.18 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income as compensation for members of the board of directors, board of officers or fiscal council, grouped by body, for any reason other than their position in the company, such as, for example, commissions and consulting or advisory services provided

There are no amounts recognized in the Company’s results for the last three fiscal years, nor forecast for the current fiscal year, as compensation for members of the Board of Directors, Executive Board or the Supervisory Board other than the positions they hold, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their own positions.

8.19 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation of members of the issuer’s board of directors, board of officers or fiscal council, grouped by body, specifying the title to which such amounts were attributed to such individuals

The alternate members and four effective members of the Board of Directors of the Company, which are also Controlling Shareholder’s managers, are directly compensated by the Controlling Shareholder specifically for the performance of their attributions as managers of the Controlling Shareholder, as below:

Forecast for the current fiscal year (2025)*

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	580.245.785	33.046.672	-	613.292.457
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

* The information above is based on the best estimate of ABI considering the data of the fiscal year ended in 12/31/2024.

Fiscal Year ended December 31, 2024

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	554.727.944	68.412.216	-	623.140,161
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2023

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	449.713.650	59.728.766	-	509.442.416
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2022

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	260.507.502	46.625.719	-	307.133.221
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

8.20 – Provide other information that the issuer deems relevant

Clawback Policy

On October 19, 2023, the Company adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the Board of Officers). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, received or vested based wholly or in part upon the attainment of a financial reporting measure (e.g., variable compensation related to the performance (bonus) and to the Restricted Shares). The policy provides that in the event the Company is required to prepare an accounting restatement of the financial statements due to the material noncompliance with any financial reporting requirements under the applicable securities laws, it will recover, from the respective Executive Officers (on a pre-tax basis), any incentive-based compensation received by such executives on or after October 2, 2023, and during the three fiscal years preceding the date the restatement was required, that exceeds the amount of incentive-based compensation that otherwise would have been received had such compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation will apply regardless of whether any misconduct occurred and without regard to whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for such restatement.

The Clawback Policy can be found at the CVM website and at the Investor Relations website of the Company (https://ri.ambev.com.br).

In addition to the foregoing, there is no other relevant information regarding this item 8.

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